TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION
January 26, 2021
TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:
RE:	AVALON ADVANCED MATERIALS INC
We are pleased to confirm that copies of the following proxy-related materials were mailed on January 25, 2021 to the Registered Securityholders and to the Non-Objecting Beneficial Owners ("NOBO"):
1	Proxy with Notice-and-Access Notice and Request for Financial Statements - Registered Securityholders

2	Voting Instruction Form with Notice-and-Access Notice and Request for Financial Statements - NOBOs

3	Notice of Meeting and Management Information Circular (Including Financial Statements and MD & A) Registered Securityholders

4	Notice of Meeting and Management Information Circular - NOBOs Requesting Full Package

5	Letter of Transmittal on Yellow Paper - Registered Securityholders (>500)

6	Proxy Return Envelope
Yours truly,
TSX Trust Company

''Lori Winchester''
Senior Relationship Manager
Lori.Winchester@tmx.com

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